EXHIBIT 99.6
EXECUTION VERSION
LDK SOLAR CO., LTD.
16,520,000 American Depositary Shares
Each representing one Ordinary Share
(par value US$0.10 per share)
UNDERWRITING AGREEMENT
December 18, 2009

December 18, 2009
Morgan Stanley & Co. International plc
25 Cabot Square, Canary Wharf
London, E14 4QA, England
Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York, 10013
As the Managers for the Underwriters named in Schedule I hereto
Ladies and Gentlemen:
     LDK Solar Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), for whom you are acting as managers (the “Managers”), an aggregate of 16,520,000 American Depositary Shares (the “Firm ADSs”) representing 16,520,000 ordinary shares of the Company, par value US$0.10 per shares. The Company also proposes to issue and sell to the several Underwriters not more than the number of additional ADSs set forth in Schedule II hereto (the “Additional ADSs”) if and to the extent that you, as Managers of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such ADSs granted to the Underwriters in Section II hereof. The Firm ADSs and the Additional ADSs are hereinafter collectively referred to as the “ADSs”. The ordinary shares, par value US$0.10 per share of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Ordinary Shares.” The Ordinary Shares represented by the ADSs are hereinafter referred to as the “Shares”. If the firm or firms listed in Schedule I hereto include only the Managers, then the terms “Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms.
     The Shares will be delivered in the form of ADSs. The ADSs are to be issued pursuant to a deposit agreement dated as of May 31, 2007 (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and the holders from time to time of the American Depositary Receipts (the “ADRs”) issued by the Depositary and evidencing the ADSs. Each ADS will initially represent the right to receive one Ordinary Share deposited pursuant to the Deposit Agreement.
     The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement, including a prospectus, on Form F-3

(File No. 333-160110), relating to the securities (the “Shelf Securities”), including the Shares, to be issued from time to time by the Company. The registration statement as amended to the date of this Agreement, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act of 1933, as amended (the “Securities Act”), is hereinafter referred to as the “Registration Statement”, and the related prospectus covering the Shelf Securities dated June 19, 2009 in the form first used to confirm sales of the Shares (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Basic Prospectus.” The Basic Prospectus, as supplemented by the prospectus supplement specifically relating to the Shares in the form first used to confirm sales of the Shares (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus,” and the term “preliminary prospectus” means any preliminary form of the Prospectus. The registration statement on Form F-6 relating to the ADSs, as amended at the time it became effective, is hereinafter referred to as the “ADR Registration Statement.” If the Company has filed an abbreviated registration statement to register additional ADSs of Ordinary Shares pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement.
     For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the preliminary prospectus together with the free writing prospectuses, if any, each identified in Schedule II hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement,” “Basic Prospectus,” “preliminary prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein. The terms “supplement”, “amendment”, and “amend” as used herein with respect to the Registration Statement, the Basic Prospectus, the Time of Sale Prospectus, any preliminary prospectus or free writing prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein.
     As used in this Agreement, the “Founder” shall mean LDK New Energy Holding Limited and Xiaofeng Peng, the founder, chairman and chief executive officer of the Company, who beneficially owns 64% of the outstanding share capital prior to this offering through LDK New Energy Holding Limited.

     As used in this Agreement, “China” and the “PRC” shall mean the People’s Republic of China; the “PRC Subsidiaries” shall mean Jiangxi LDK Solar Hi-Tech Co., Ltd., a wholly foreign owned enterprise incorporated under the laws of the PRC, Jiangxi LDK PV Silicon Technology Co., Ltd., a Sino-foreign joint venture enterprise with limited liability incorporated under the laws of the PRC, Jiangxi LDK Solar Polysilicon Co., Ltd, a Sino-foreign joint venture enterprise with limited liability incorporated under the laws of the PRC, LDK PV Technology (Xinyu) Project Co., Ltd., a limited liability company incorporated under the laws of the PRC, LDK Solar Hi-Tech (Nanchang) Co., Ltd., a Sino-foreign joint venture enterprise with limited liability incorporated under the laws of the PRC and LDK PV Technology Project Yancheng Co., Ltd., a limited liability company incorporated under the laws of the PRC; the “Hong Kong Subsidiary” shall mean LDK Solar International Company Limited, a limited liability company incorporated under the laws of Hong Kong; the “US Subsidiary” shall mean LDK Solar USA, Inc., a company incorporated under the laws of California; the PRC Subsidiary, the Hong Kong Subsidiary and the US Subsidiary shall be referred to hereinafter each as a “Subsidiary” and collectively as the “Subsidiaries”.
     1. Representations and Warranties. The Company and the Founder, jointly and severally, represent and warrant to and agrees with each of the Underwriters that:
     (a) The Registration Statement and the ADR Registration Statement each has become effective; no stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission. If the Registration Statement is an automatic shelf registration statement as defined in Rule 405 under the Securities Act, the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) eligible to use the Registration Statement as an automatic shelf registration statement and the Company has not received notice that the Commission objects to the use of the Registration Statement as an automatic shelf registration statement.
     (b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement or the ADR Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement, the ADR Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv)

the Registration Statement, the ADR Registration Statement and the Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein.
     (c) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.
     (d) The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole.
     (e) Each Subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole; all of the issued shares of capital stock of each Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims.
     (f) This Agreement has been duly authorized, executed and delivered by the Company.
     (g) The authorized capital stock of the Company conforms as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus.
     (h) All of the issued shares of capital stock of each of the Subsidiaries of the Company have been duly and validly authorized and issued, and are fully paid and non-assessable; all of the issued shares of capital stock of each of the Subsidiaries except as otherwise set forth in the Time of Sale Prospectus are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims. There are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, Ordinary Shares or any other class of capital stock of the Company except as set forth in the Time of Sale Prospectus.
     (i) The Ordinary Shares outstanding prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable.
     (j) The Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights; the ADSs and the Shares represented thereby will be free and clear of any securing interests, claims, liens, equities or encumbrances.

     (k) The ADRs evidencing ADSs, when issued by the Depositary against the deposit of underlying Shares in respect thereof in accordance with the provisions of the Deposit Agreement, will be duly authorized and validly issued, will have been issued in compliance with all applicable United States securities laws, and the persons in whose names such ADRs are registered will be entitled to the rights of registered holders of ADRs specified therein and in the Deposit Agreement.
     (l) The ADSs and the Shares represented thereby, when issued, are freely transferable by the Company to or for the account of the Underwriter and the initial purchasers thereof; and there are no restrictions on subsequent transfers of the ADSs or the Shares represented thereby pursuant to the Company’s articles of incorporation or memorandum of association, or under the laws of the Cayman Islands, the PRC or the United States, unless such initial purchasers or subsequent transferees are PRC entities or PRC domestic individuals.
     (m) The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the Deposit Agreement do not, and will not contravene any provision of applicable law or the certificate of incorporation or by-laws of the Company or any agreement or other instrument binding upon the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement and the Deposit Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the ADSs.
     (n) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its Subsidiaries, taken as a whole (a “Material Adverse Effect”), from that set forth in the Time of Sale Prospectus.
     (o) There are no legal or governmental proceedings pending or threatened to which the Company or any of its Subsidiaries is a party or to which any of the properties of the Company or any of its Subsidiaries is subject (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not have a Material Adverse Effect, or on the power or ability of the Company to perform its obligations under this Agreement and the Deposit Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.
     (p) Each preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.
     (q) The Company is not, and after giving effect to the offering and sale of the ADSs and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.
     (r) The Company does not expect to become a “passive foreign investment company,” as such term is defined in the United States Internal Revenue Code, for the taxable year ending December 31, 2009 or for the foreseeable future.
     (s) The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act;
     (t) The Company and its Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a Material Adverse Effect.
     (u) Each of the Company and its Subsidiaries has all necessary licenses, franchises, concessions, consents, authorizations, approvals, orders, certificates and permits of and from, and has made all necessary declarations and filings with, all governmental agencies to own, lease, license and use its properties, assets and conduct its business in the manner described in the Time of Sale Prospectus, and such licenses, franchises, concessions, consents, authorizations, approvals, orders, certificates or permits contain no material restrictions or conditions not described in the Time of Sale Prospectus; and except as described in the Time of Sale Prospectus, neither the Company nor any of its Subsidiaries has a reasonable basis to believe that any regulatory body is considering modifying, suspending or revoking any such licenses, consents, authorizations, approvals, orders, certificates or permits, and the Company and its Subsidiaries are in compliance with the provisions of all such licenses, consents, authorizations, approvals, orders, certificates or permits, except where any non-compliance would not, individually or in the aggregate, have a Material Adverse Effect.
     (v) There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a Material Adverse Effect.
     (w) There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities within the ADSs registered pursuant to the Registration Statement.
     (x) Neither the Company nor any of its Subsidiaries or affiliates, nor any director, officer, or employee, nor, to the Company’s knowledge, any agent or representative of the Company or of any of its Subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its Subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.
     (y) The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
     (z) (i) The Company represents that neither the Company nor any of its Subsidiaries (collectively, the “Entity”) or any director, officer, employee, agent, affiliate or representative of the Entity, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:
     (A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor
     (B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).
          (ii) The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:
     (A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or
     (B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).
          (iii) The Entity represents and covenants that, for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.
     (aa) No person has the right, contractual or otherwise, to cause the Company to issue or sell to it any Ordinary Shares or shares of any other capital stock or other equity interests of the Company, (ii) no person has any preemptive rights, resale rights, rights of first refusal or other rights to purchase or otherwise acquire any Ordinary Shares or shares of any other capital stock of the Company and (iii) no person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the ADSs.

     (bb) Neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the issuance and sale of the ADSs and there are no contracts, agreements or understandings to which the Company, the Founder or any of the Subsidiaries is a party that would give rise to a valid claim against the Company, any of its Subsidiaries or any Underwriter for such finder’s or broker’s fee or agent’s commission or other like payment.
     (cc) Neither the Company nor any of its Subsidiaries is engaged in any trading activities involving commodity contracts or other trading contracts which are not currently traded on a securities or commodities exchange and for which the market value cannot be determined.
     (dd) Except as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, neither the Company nor any of its Subsidiaries has entered into any memorandum of understanding, letter of intent, definitive agreement or any similar agreements with respect to a merger or consolidation or a material acquisition or disposition of assets, technologies, business units or businesses.
     (ee) Except as disclosed in the Time of Sale Prospectus, no material indebtedness (actual or contingent) and no material contract or arrangement is outstanding between the Company or any of its Subsidiaries and any director or executive officer of the Company or any of its Subsidiaries or any person connected with such director or executive officer (including his/her spouse, infant children, any company or undertaking in which he/she holds a controlling interest); and there are no material relationships or transactions between the Company or any of its Subsidiaries on the one hand and its affiliates, officers and directors or their shareholders, customers or suppliers on the other hand which, although required to be disclosed, are not disclosed in the Time of Sale Prospectus.
     (ff) Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Prospectus and the Time of Sale Prospectus, (i) the Company and its Subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction, (ii) the Company and its Subsidiaries have not acquired or disposed of or agreed to acquire or dispose of any business or assets, (iii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends and (iv) there has not been any material change in the capital stock, short-term debt or long-term debt of the Company and its Subsidiaries, except in each case as described or contemplated in each of the Registration Statement, the Prospectus and the Time of Sale Prospectus, respectively.

     (gg) The Company and its Subsidiaries have good and marketable land use rights to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries; and any real property and buildings held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.
     (hh) Except as described in the Prospectus, (A) the Company and the Subsidiaries own, possess, license or have other rights to use the patents and patent applications, copyrights, trademarks, service marks, trade names, Internet domain names, technology, know-how (including trade secrets and other unpatented and/or unpatentable proprietary rights) and other intellectual property necessary or used in any material respect to conduct its business in the manner in which it is being conducted and in the manner in which it is contemplated as set forth in the Time of Sale Prospectus (collectively, the “Intellectual Property”); (B) none of the material copyrights owned or licensed by the Company or any of its Subsidiaries is unenforceable or invalid; (C) neither the Company nor any of its Subsidiaries has received any notice of violation or conflict with (and neither the Company nor any of its Subsidiaries knows of any basis for violation or conflict with) rights of others with respect to the Intellectual Property; (D) there are no pending or, to the knowledge of the Company after due inquiry, threatened actions, suits, proceedings or claims by others that allege the Company or any of its Subsidiaries is infringing any patent, trade secret, trademark, service mark, copyright or other intellectual property or proprietary right, except where such actions, suits, proceedings or claims would not, individually or in the aggregate, have a Material Adverse Effect; (E) the discoveries, inventions, products or processes of the Company and its Subsidiaries referenced in the Time of Sale Prospectus do not violate or conflict with any intellectual property or proprietary right of any third person, or any discovery, invention, product or process that is the subject of a patent application filed by any third person; and (F) the Company and its Subsidiaries are not in breach of, and have complied in all material respects with all terms of, any license or other agreement relating to the Intellectual Property; to the extent any Intellectual Property is sublicensed to the Company or any of its Subsidiaries by a third party, such third party has represented and warranted that it has a valid and enforceable license relating to such Intellectual Property and is permitted to sublicense such Intellectual Property to the Company; and there are no material contracts or other documents related to the Intellectual Property other than those described in the Time of Sale Prospectus.
     (ii) (i) No material labor dispute with the employees of the Company or any of its Subsidiaries exists; (ii) other than as described in the Time of Sale Prospectus, no union organizing activities are currently taking place concerning the employees of either of the Company or its Subsidiaries; and (iii) the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that could have a Material Adverse Effect.
     (jj) The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all such insurance is fully in force on the date hereof and will be fully in force at each Closing Date; neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus.
     (kk) The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any of its Subsidiaries is in violation of, or in default under, or has received any notice of proceedings relating to the revocation or modification of, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.
     (ll) Each of the Company and its Subsidiaries has full power, authority and legal right to enter into, execute, assume, deliver and perform its obligations under each of the contracts and agreements referred to or described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any (the “Disclosed Contracts”), and has authorized, executed and delivered each of the Disclosed Contracts, and such obligations constitute valid, legal and binding obligations enforceable against it in accordance with the terms of each of the Disclosed Contracts. Neither the Company nor any Subsidiary has sent or received any communication regarding termination of, or intent not to renew, any of the Disclosed Contracts, and no such termination or non-renewal has been threatened by the Company or any Subsidiary or, to the Company’s knowledge, any other party to any such contract or agreement.
     (mm) Neither the Company nor any of its Subsidiaries is (A) in breach of or in default under any laws, regulations, rules, orders, decrees, guidelines or notices of the PRC, the Cayman Islands, or any other jurisdiction where it is incorporated or operates, (B) in breach of or in default under any approval, consent, waiver, authorization, exemption, permission, endorsement or license granted by any court or governmental agency or body of any stock exchange authorities (“Governmental Agency”) in the PRC, the Cayman Islands, or any other jurisdiction where it is incorporated or operates, (C) in violation of its articles of association, by-laws or other articles of association, by-laws or other constitutive documents or (D) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except, with respect to (D), where any default would not, individually or in the aggregate, have a Material Adverse Effect.
     (nn) The ADSs are listed on the New York Stock Exchange (the “NYSE”) under the symbol “LDK”.
     (oo) KPMG, whose report on the consolidated financial statements of the Company and the Subsidiaries is included or incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any, are independent registered public accountants as required by the Securities Act and the rules and regulations thereunder and are independent in accordance with the rules of the United States Public Company Accounting Oversight Board.
     (pp) The financial statements included or incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any, together with the related notes and schedules thereto, present fairly the consolidated financial position of the Company and the Subsidiaries as of the dates indicated and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company for the periods specified and have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved; the other financial and statistical data contained or incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any, are accurately and fairly presented and prepared on a basis consistent with the financial statements and books and records of the Company; the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations) not described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any; and all disclosures contained or incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Item 10 of Regulation S-K under the Securities Act, to the extent applicable.
     (qq) The section entitled “Operating and Financial Review and Prospects” in the Company’s annual report on Form 20-F for the year ended December 31, 2008 and the section entitled “Supplemental Information about Us — Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2009” in the Registration

Statement and the Prospectus accurately and fully describes (i) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, (ii) judgments and uncertainties affecting the application of critical accounting policies and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof; the Company’s directors and management have reviewed and agreed with the selection, application and disclosure of the Company’s critical accounting policies as described in the Registration Statement the Prospectus and the Time of Sale Prospectus, if any, and have consulted with its independent accountants with regard to such disclosure.
     (rr) The section entitled “Operating and Financial Review and Prospects” in the Company’s annual report on Form 20-F for the year ended December 31, 2008 and the section entitled “Supplemental Information About Us — Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2009 — Liquidity and capital resources” in the Registration Statement and the Prospectus accurately and fully describes: (A) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect its liquidity and are reasonably likely to occur; and (B) all off-balance sheet transactions, arrangements and obligations, including, without limitation, relationships with unconsolidated entities, that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or any of its Subsidiaries, such as structured finance entities and special purpose entities that are reasonably likely to have a material effect on the liquidity of the Company or any of its Subsidiaries or the availability thereof or the requirements of the Company or any of its Subsidiaries for capital resources.
     (ss) (i) No petition seeking or acquiescing in any bankruptcy, corporate rehabilitation, composition, special liquidation, corporate reorganization or other similar relief under the laws of the United States, the Cayman Islands or the PRC has been, or at any time prior to or at the time of purchase will be, filed by the Company, the Founder or any of its Subsidiaries or by any person or entity against any the Company or any of its Subsidiaries, and (ii) none of the Company, the Founder and its Subsidiaries is, or at any time prior to or at the time of purchase will be, insolvent, and the consummation of the transactions contemplated under this Agreement will not render the Company, the Founder or any of its Subsidiaries insolvent, it being understood that the Company, the Founder or any of its Subsidiaries shall be deemed insolvent if it is unable to pay its debts as they fall due or if the sum of its debts is greater than the fair value of all of its property, or if the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and mature.

     (tt) The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States (the “U.S. GAAP”) and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the Company has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity.
     (uu) The Company has established and maintains and evaluates “disclosure controls and procedures” (as such term is defined in Rule 13a-15 and 15d-15 under the Exchange Act) and “internal control over financial reporting” (as such term is defined in Rule 13a-15 and 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established; the Company’s independent auditors and the audit committee of the board of directors of the Company have been advised of: (i) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data; and (ii) all fraud, if any, whether or not material, that involves management or other employees who have a role in the Company’s internal controls; all material weaknesses, if any, in internal controls have been identified to the Company’s independent auditors; such internal control over financial reporting has been designed by the Company’s chief executive officer and chief financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP; since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no changes in internal controls or in other factors that could materially affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.
     (vv) The Company is in compliance with, and has taken all necessary actions to ensure that the Company, the Subsidiaries and their respective officers and directors, in their capacities as such, are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder;

     (ww) The section entitled “Operating and Financial Review and Prospects — Critical Accounting Policies” in the Time of Sale Prospectus truly, accurately and completely in all material respects describes: (A) accounting policies which the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and which require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”); (B) judgments and uncertainties affecting the application of Critical Accounting Policies; and (C) the likelihood that materially different amounts would be reported under different conditions or using different assumptions; and the Company’s Board of Directors and management have reviewed and agreed with the selection, application and disclosure of Critical Accounting Policies and have consulted with its legal counsel and independent accountants with regard to such disclosure.
     (xx) The statements set forth in the Registration Statement and the Prospectus under the captions “Description of Securities” and “Underwriting” insofar as they purport to constitute a summary of the terms of the Ordinary Shares and the ADSs, and under the captions “Taxation” and “Enforceability of Civil Liabilities,” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair in all material respects.
     (yy) Each “forward-looking statement” (within the meaning of Section 27A of the Securities Act or Section 21E of the Exchange Act) contained or incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any, has been made or reaffirmed with a reasonable basis and in good faith.
     (zz) All statistical or market-related data included in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any, are based on or derived from sources that the Company reasonably believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.
     (aaa) The Company has provided or made available to you true, correct and complete copies of all documentation pertaining to any extension of credit in the form of a personal loan made, directly or indirectly, by the Company or any of its Subsidiaries to any director or executive officer of the Company. Except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any, the Company has not, directly or indirectly, including through any of its Subsidiaries, extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Company, or to or for any family member or affiliate of any director or executive officer of the Company.

     (bbb) The entering into and performance or enforcement of this Agreement in accordance with its terms will not subject any Underwriter to a requirement to be licensed or otherwise qualified to do business in the Cayman Islands or in the PRC, nor will any Underwriter be deemed to be resident, domiciled, carrying on business through an establishment or place in the Cayman Islands or in the PRC or in breach of any laws or regulations in the Cayman Islands or in the PRC by reason only of the entering into, performance or enforcement of this Agreement.
     (ccc) No holder of any of the ADRs or Shares after the consummation of the transactions contemplated by this Agreement or the Deposit Agreement, is or will be subject to any personal liability in respect of any liability of the Company by virtue only of its holding of any such ADSs or Shares; and except as set forth in the Registration Statement, the Prospectus and the Time of Sale Prospectus, there are no limitations on the rights of holders of the ADRs or Shares to hold, vote or transfer their Shares.
     (ddd) Under the applicable laws, each holder of ADRs evidencing ADSs issued pursuant to the Deposit Agreement shall be entitled, subject to the Deposit Agreement, to seek enforcement of its rights through the Depositary or its nominee registered as representative of the holders of the ADRs in a direct suit, action or proceeding against the Company in accordance with the terms of the Deposit Agreement.
     (eee) Except as otherwise described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, all amounts payable by the Company in respect of the ADRs evidencing the ADSs or the underlying Ordinary Shares, or otherwise under this Agreement, shall be made free and clear of and without deduction for or on account of any taxes imposed, assessed or levied by any jurisdiction in which the Company or a subsidiary is organized, tax resident or operates, or any authority thereof or therein (except income taxes imposed by the such jurisdiction on payments hereunder to an Underwriter whose net income is subject to tax in such jurisdiction) nor are any taxes imposed in any jurisdiction in which the Company or a subsidiary is organized, tax resident or operates on, or by virtue of the execution or delivery of, such documents.
     (fff) All tax returns, reports or filings required to be filed by the Company or any of the Subsidiaries have been timely filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been timely paid, other than those being contested in good faith and for which adequate reserves have been provided; all local and national PRC governmental tax holidays, exemptions, waivers, financial subsidies, and other local and national PRC tax relief, concessions and preferential treatment enjoyed by the Company or any of its Subsidiaries as described in the Registration Statement, the Prospectus and the

Time of Sale Prospectus are valid, binding and enforceable and do not violate any laws, regulations, rules, orders, decrees, guidelines, judicial interpretations, notices or other legislation of the PRC; the provisions included in the audited and unaudited consolidated financial statements as set out in the Time of Sale Prospectus included necessary provisions required under U.S. GAAP for all taxation in respect of accounting periods ended on or before the accounting reference date to which such audited accounts relate for which the Company was then or might reasonably be expected thereafter to become or have become liable.
     (ggg) Except as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any, no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company.
     (hhh) The application of the net proceeds from the offering of the ADSs, and the Shares, as described in the Time of Sale Prospectus, will not contravene any provision of any current and applicable laws or the current constitutive documents of the Company or any of its Subsidiaries or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument currently binding upon the Company or any of its Subsidiaries or any Governmental Authorization applicable to any of the Company or any of its Subsidiaries.
     (iii) Under the current laws and regulations of the Cayman Islands, all dividends and other distributions declared and payable on the Ordinary Shares may be paid to the Depositary, may be freely transferred out of the Cayman Islands and may be freely converted into United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in the Cayman Islands; and all such dividends and other distributions will not be subject to withholding, value added or other taxes under the laws and regulations of the Cayman Islands. Except as otherwise described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any, under the current laws and regulations of the PRC, all dividends and other distributions declared and payable on the equity interests in the PRC Subsidiaries in cash may be freely transferred out of the PRC and may be freely converted into United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in the PRC; and all such dividends and other distributions will not be subject to withholding, value added or other taxes under the laws and regulations of the PRC.
     (jjj) No stamp or other issuance or transfer taxes or duties are payable by or on behalf of the Underwriters to the Cayman Islands, PRC or any political subdivision or taxing authority thereof in connection with (i) the issuance, sale or delivery of the Shares to the Underwriters in the form of ADSs or (ii) the deposit with the Depositary of any Shares against the issuance of the corresponding ADSs and related ADRs.
     (kkk) In connection with the transactions contemplated by this Agreement, neither the Company nor any of the Subsidiaries nor any of their respective directors, officers, affiliates or controlling persons has taken, nor will it take, directly or indirectly, any action designed, or which has constituted or might reasonably be expected to cause or result in the stabilization or manipulation of the price of the Ordinary Shares or the American Depositary Shares of the Company.
     (lll) Neither of the Company nor any of its Subsidiaries has any material obligation to provide retirement, healthcare, death or disability benefits to any of the present or past employees of the Company or any of its Subsidiaries, or to any other person, except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus, if any.
     (mmm) The choice of laws of the State of New York as the governing law of this Agreement and the Deposit Agreement is a valid choice of law under the laws of the Cayman Islands and the PRC and will be honored by courts in the Cayman Islands and the PRC. The Company has the power to submit, and pursuant to Section 10 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the non-exclusive jurisdiction of any New York State or United States federal court sitting in The City of New York, New York, U.S.A. (each, a “New York Court”), and the Company has the power to designate, appoint and authorize, and pursuant to Section 10 of this Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized, the Authorized Agent (as defined in Section 10(b) hereof) for service of process in any action arising out of or relating to this Agreement or the Deposit Agreement in any New York Court, and service of process effected on such Authorized Agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 10 hereof.
     (nnn) None of the Company, any Subsidiary or any of their respective properties, assets or revenues has any right of immunity, under the laws of the Cayman Islands, the PRC or New York State, from any legal action, suit or proceeding, the giving of any relief in any such legal action, suit or proceeding, set-off or counterclaim, the jurisdiction of any Cayman Islands, PRC, New York or United States federal court, service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or the Deposit Agreement; and, to the extent that the Company, any

Subsidiary or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and the Subsidiaries waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 10 of this Agreement.
     (ooo) Any final judgment in personam for a fixed sum of money (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement would be recognized and enforced by Cayman Islands courts without re-examining the merits of the case, provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands; it is not necessary that this Agreement, the Deposit Agreement, the Registration Statement, the Prospectus, the Time of Sale Prospectus, if any, or any other document be filed or recorded with any court or other authority in the Cayman Islands or the PRC.
     (ppp) Each of the Company and its Subsidiaries has taken all necessary steps to comply with, and to ensure compliance by all of the Company’s direct or indirect shareholders and option holders who are PRC residents with, any applicable rules and regulations of the State Administration of Foreign Exchange of the PRC (the “SAFE Rules and Regulations”) that would prohibit the Subsidiaries from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the Company or that could result in the Company or any Subsidiary’s liability under the SAFE Rules and Regulations, including, without limitation, requiring each shareholder and option holder that is, or is directly or indirectly owned or controlled by, a PRC resident to complete any registration and other procedures required under applicable SAFE Rules and Regulations.
     (qqq) As of the Effective Time and as of the date hereof, the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated on August 8, 2006 by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange of the PRC (the “M&A Rules”) or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the PRC

Mergers and Acquisitions Rules (together with the M&A Rules, the “M&A Rules and Related Clarifications”) did not and do not apply to the issuance and sale of the Shares and the ADSs, the listing and trading of the ADSs on the NYSE, or the consummation of the transactions contemplated by this Agreement.
     (rrr) This Agreement and the Deposit Agreement are in proper legal form under the laws of the Cayman Islands for the enforcement thereof in the Cayman Islands against the Company, and it is not necessary in order to ensure the legality, validity, enforcement or admissibility into evidence of this Agreement and the Deposit Agreement in the Cayman Islands that this Agreement or the Deposit Agreement be filed or recorded with any court or other authority in the Cayman Islands or that any tax or fee be paid in the Cayman Islands on or in respect of this Agreement, the Deposit Agreement or any other document, other than court costs, including (without limitation) filing fees and deposits to secure judgments.
     2. Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective numbers of Firm ADSs set forth in Schedule I hereto opposite its name at the purchase price set forth in Schedule II hereto (the “Purchase Price”).
     On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional ADSs, and the Underwriters shall have the right to purchase, severally and not jointly, up to the number of Additional ADSs set forth in Schedule II hereto at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional ADSs shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm ADSs but not payable on such Additional ADSs. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of the Prospectus. Any exercise notice shall specify the number of Additional ADSs to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm ADSs nor later than ten business days after the date of such notice. Additional ADSs may be purchased as provided in Section 4 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm ADSs. On each day, if any, that Additional ADSs are to be purchased, each Underwriter agrees, severally and not jointly, to purchase the number of Additional ADSs (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional ADSs to be purchased on such

Option Closing Date as the number of Firm ADSs set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm ADSs.
     3. Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public upon the terms set forth in the Prospectus.
     4. Payment and Delivery. Payment for the Firm ADSs shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Firm ADSs for the accounts of the Underwriters at 10:00 a.m., New York Time on December 23, 2009, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Firm Closing Date.”
     Payment for any Additional ADSs shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional ADSs for the accounts of the Underwriters at 10:00 a.m., New York Time on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than the tenth business day thereafter, as may be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Option Closing Date”, and together with the “Firm Closing Date”, “Closing Dates” and each being a “Closing Date”.
     The Firm ADSs and the Additional ADSs shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the relevant Closing Date, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid by the Company, against payment of the Purchase Price therefor.
     5. Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:
     (a) Subsequent to the execution and delivery of this Agreement and prior to each Closing Date:
     (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its Subsidiaries or in the rating outlook for the

Company by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and
     (ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its Subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.
     (b) The Underwriters shall have received on each Closing Date a certificate, dated such Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 5(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.
     The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.
     (c) The Underwriters shall have received on each Closing Date an opinion of Sidley Austin LLP, United States counsel for the Company, dated such Closing Date in form and substance satisfactory to the Managers.
     (d) The Underwriters shall have received on each Closing Date an opinion of Conyers Dill & Pearman, Cayman Islands counsel for the Company, dated such Closing Date in form and substance satisfactory to the Managers.
     (e) The Underwriters shall have received on each Closing Date an opinion of Grandall Legal Group (Shanghai), PRC counsel for the Company, dated such Closing Date in form and substance satisfactory to the Managers.
     (f) The Underwriters shall have received on each Closing Date an opinion of Davis Polk & Wardwell LLP, United States counsel for the Underwriters, dated such Closing Date in form and substance satisfactory to the Managers.
     (g) The Underwriters shall have received on each Closing Date an opinion of King & Wood, PRC counsel for the Underwriters, dated such Closing Date in form and substance satisfactory to the Managers.

     (h) The Underwriters shall have received on each Closing Date an opinion of Ziegler, Ziegler & Associates LLP, counsel for the Depositary, dated such Closing Date in form and substance satisfactory to the Managers.
     The opinion of counsel for the Company described in Section 5(c) through Section 5(e) above shall be rendered to the Underwriters at the request of the Company and shall so state therein.
     (i) The Underwriters shall have received, on each of the date hereof and each Closing Date, a letter dated the date hereof or such Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from (i) KPMG, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letter delivered on each Closing Date shall use a “cut-off date” not earlier than three days prior to such Closing Date, and (ii) the Chief Financial Officer of the Company with respect to certain data contained in the Time of Sale Prospectus, to the effect set forth in Exhibit A hereto.
     (j) The “lock-up” agreements, each substantially in the form of Exhibit B hereto, between you and certain shareholders, officers and directors of the Company, each listed in Schedule III hereto relating to sales and certain other dispositions of shares of Ordinary Shares, ADSs or certain other securities, and the lock-up agreement pursuant to Section 6, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.
     (k) The Deposit Agreement shall be in full force and effect. The Company and the Depositary shall have taken all action necessary to permit the deposit of the Shares and the issuance of the ADSs corresponding to such Shares in accordance with the Deposit Agreement.
     (l) On each closing date, the Depositary shall have furnished or caused to be furnished to the Underwriters a certificate satisfactory to the Managers of one of its authorized officers with respect to the deposit with it of the Shares represented by the ADSs against issuance of the ADRs evidencing the ADSs, the execution, issuance, countersignature and delivery of the ADRs evidencing the ADSs pursuant to the Deposit Agreement and such other matters related hereto as the Managers may reasonably request.
     (m) The ADSs shall have been approved for listing on the NYSE, subject only to notice of issuance and evidence of satisfactory distribution at or prior to the time of purchase.

     (n) The FINRA shall not have raised any objection with respect to the fairness or reasonableness of the underwriting, or other arrangements of the transaction, contemplated hereby.
     The several obligations of the Underwriters to purchase Additional ADSs hereunder are also subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional ADSs to be sold on such Option Closing Date and other matters related to the issuance of such Additional ADSs.
     6. Covenants of the Company and the Founder. The Company and the Founder, jointly and severally, covenants with each Underwriter as follows:
     (a) To furnish to you, without charge, a signed copy of the Registration Statement (including exhibits thereto and documents incorporated by reference therein) and to deliver to each of the Underwriters during the period mentioned in Section 6(e) or 6(f) below, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
     (b) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object.
     (c) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.
     (d) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.
     (e) If the Time of Sale Prospectus is being used to solicit offers to buy the ADSs at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
     (f) If, during such period after the first date of the public offering of the ADSs as in the opinion of counsel for the Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which ADSs may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.
     (g) To endeavor to qualify the ADSs for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request.
     (h) To make generally available to the Company’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.
     (i) To use its best efforts to effect and maintain the listing of the ADSs on the NYSE.
     (j) To use the net proceeds received by it from the sale of the ADSs in the manner specified in the Time of Sale Prospectus.

     (k) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration and delivery of the ADSs under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the ADSs (within the time required by Rule 456 (b)(1), if applicable), all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the ADSs to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the ADSs under state securities laws and all expenses in connection with the qualification of the ADSs for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the ADSs by the Financial Industry Regulatory Authority, (v) all costs and expenses incident to listing the ADSs on the NYSE, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the ADSs, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the ADSs by them and any advertising expenses connected with any offers they may make, all expenses in connection with any offer and sale of the ADSs outside the

United States, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with offers and sales outside the United States.
     (l) If the third anniversary of the initial effective date of the Registration Statement occurs before all the ADSs have been sold by the Underwriters, prior to the third anniversary to file a new shelf registration statement and to take any other action necessary to permit the public offering of the ADSs to continue without interruption; references herein to the Registration Statement shall include the new registration statement declared effective by the Commission;
     (m) To prepare a final term sheet relating to the offering of the ADSs, containing only information that describes the final terms of the offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the offering of the ADSs.
     (n) Not to take any action prohibited by Regulation M under the Exchange Act in connection with the distribution of the ADSs contemplated hereby.
     (o) To indemnify and hold the Underwriters harmless against any documentary, stamp or similar issuance or transfer taxes, duties or fees and any transaction levies, commissions or brokerage charges, including any interest and penalties, which are or may be required to be paid in connection with the creation, allotment, issuance, offer and distribution of the ADSs and the execution, delivery and performance of the this Agreement.
     The Company also covenants with each Underwriter that, without the prior written consent of the Managers with the authorization to release this lock-up on behalf of the Underwriters, it will not, during the restricted period set forth in Schedule II hereto, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or ADSs or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ADSs; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or ADSs; whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares, ADSs or such other securities, in cash or otherwise; or (3) file any registration statement with the Commission relating to the offering of any Ordinary Shares or ADSs or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ADSs. The foregoing sentence shall not apply to (a) the Ordinary Shares or ADSs to be sold hereunder; or (b) the issuance by the Company of Ordinary Shares or ADSs upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Underwriters have been advised in writing. Notwithstanding the foregoing, if (1) during the last 17 days of the 90 day lock-up period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90-day lock-up period, the Company announces that it will release earnings results during the 16 day period beginning on the last day of the 90-day lock-up period, the lock-up imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The Company shall promptly notify the Managers of any earnings release, news or event that may give rise to an extension of the initial 90-day lock-up period.
     7. Covenants of the Underwriters. Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter
     8. Indemnity and Contribution. (a) The Company and Founder agree to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.
     (b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus or the Prospectus or any amendment or supplement thereto.
     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Managers, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
     (d) To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the ADSs and the Shares or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate public offering price of the ADSs set forth in the Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of ADSs they have purchased hereunder, and not joint.
     (e) The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the ADSs underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
     (f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the ADSs.
     9. Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States, Cayman Islands or PRC shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State or the relevant authorities in Cayman Islands, or PRC authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the ADSs on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.
     10. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
     If, on a Closing Date, any one or more of the Underwriters shall fail or refuse to purchase ADSs that it has or they have agreed to purchase hereunder on such date, and the aggregate number of ADSs which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the ADSs to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm ADSs set forth opposite their respective names in Schedule II bears to the aggregate number of Firm ADSs set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the ADSs which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of ADSs that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of ADSs without the written consent of such Underwriter. If, on the Firm Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm ADSs and the aggregate number of Firm ADSs with respect to which such default occurs is more than one-tenth of the aggregate number of Firm ADSs to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Firm ADSs are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Firm Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional ADSs and the aggregate number of Additional ADSs with respect to which such default occurs is more than one-tenth of the aggregate number of Additional ADSs to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional ADSs to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional ADSs that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
     If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.
     11. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the ADSs, represents the entire agreement between the Company and the Underwriters with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the ADSs.
     (b) The Company acknowledges that in connection with the offering of the ADSs: (i) the Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the ADSs.
     12. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     13. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
     14. Submission to Jurisdiction; Appointment of Agent for Service. (a) Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan, The City of New York (each a “New York Court”) over any suit, action or proceeding arising out of or relating to this Agreement, the Time of Sale Prospectus, the Prospectus, the Deposit Agreement, or the offering of the ADSs. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.
     (b) The Company hereby irrevocably appoints Law Debenture Corporate Services Inc., with offices at 400 Madison Avenue, 4th Floor, New York, New York 10017 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.
     15. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriter could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling such Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to each Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to any Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.
     16. Foreign Taxes. All payments made by the Company under this Agreement, if any, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Cayman Islands, or any political subdivision or any taxing authority thereof or therein unless the Company is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges. In such event, the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by each Underwriter and each person controlling any Underwriter, as the case may be, of the amounts that would otherwise have been receivable in respect thereof, except to the extent such taxes, duties, assessments or other governmental charges are imposed or levied by reason of such Underwriter’s or controlling person’s being connected with the Cayman Islands other than by reason of its being an Underwriter or a person controlling any Underwriter under this Agreement.
     17. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

     18. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule II hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule II hereto.

Very truly yours, LDK Solar Co., Ltd.
By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Chairman and Chief Executive Officer

LDK New Energy Holding Limited
By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Director

Xiaofeng Peng
By:	/s/ Xiaofeng Peng
(In his personal capacity)

Accepted as of the date hereof

Morgan Stanley & Co. International plc
     25 Cabot Square, Canary Wharf
     London, E14 4QA, England

Citigroup Global Markets Inc.
     388 Greenwich Street
     New York, New York, 10013

Acting severally on behalf of themselves and
     the several Underwriters named in
     Schedule I hereto.

Morgan Stanley & Co. International plc

By:	/s/ Alain Lam
	Name:	Alain Lam
	Title:	Executive Director

Citigroup Global Markets Inc.
By:	/s/ Rahul Shukla
	Name:	Rahul Shukla
	Title:	Managing Director

SCHEDULE I

Number of Firm ADSs
Underwriter	To Be Purchased
MORGAN STANLEY & CO. INTERNATIONAL PLC	9,086,000
CITIGROUP GLOBAL MARKETS INC.	7,434,000

Total:	16,520,000

I-1

SCHEDULE II

Registration Statement File No.:	333-160110

Time of Sale Prospectus:	1.	Prospectus dated June 19, 2009
relating to the Shelf Securities

	2.	Preliminary prospectus supplement
dated December 17, 2009 relating to the
ADSs

	3.	Free writing prospectus dated as of
December 18, 2009

	4.	Pricing information below:
LDK SOLAR CO., LTD.
16,520,000 American Depositary Shares, Representing 16,520,000
Ordinary Shares, Par Value US$0.10 Per Share

Issuer	LDK Solar Co., Ltd.

Ticker	“LDK” / NYSE

Public Offering Price	US$7.00 per ADS

ADSs Offered	16,520,000 ADSs

Over-allotment Option	2,478,000 ADSs

CUSIP	50183L 10 7

Managers	Morgan Stanley & Co. International plc and Citigroup Global Markets Inc.
     The ADSs will be issued and sold pursuant to an effective registration statement on Form F-3 (File No. 333-160110) that has been previously filed with the Securities and Exchange Commission.
     This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

II-1

     Copies of the prospectus supplement and accompanying prospectus related to this offering may be obtained from Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, New York 10014; Attention: Prospectus Department; Email: prospectus@morganstanley.com; Tel: 1-866-718-1649, or Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220; Tel: 800-831-9146.

Lock-up Restricted Period:	90 days

Title of Securities to be purchased:	American Depositary Shares, each
representing one Ordinary Share (par
value US$0.10 per share)

Number of Firm ADSs:	16,520,000

Number of Additional ADSs:	2,478,000

Time of Sale:	9 AM, EST, December 18, 2009

Offering Price to the Public:	$7.00 per ADS

Purchase Price:	$6.72 per ADS

Address for Notices to Underwriters:	Morgan Stanley & Co. International plc
25 Cabot Square, Canary Wharf
London, E14 4QA, England

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York, 10013

Address for Notices to the Company:	Hi-Tech Industrial Park, Xinyu City,
Jiangxi Province 338032

II-2

SCHEDULE III
List of Locked-Up Persons
     Directors:
1. Xiaofeng Peng
2. Xingxue Tong
3. Liangbao Zhu
4. Yonggang Shao
5. Gang Wang
6. Louis T. Hsieh
7. Bing Xiang
8. Junwu Liang
Officers:
1. Jack Lai
2. Qiqiang Yao
3. Yuepeng Wang
4. Rongqiang Cui
5. Pietro Rossetto
Shareholder:
LDK New Energy Holding Limited

III-1

EXHIBIT A
CFO Certificate
     I, Jack Lai, Chief Financial Officer and Executive Vice President of LDK Solar Co. Ltd., a company incorporated in the Cayman Islands (the “Company”), pursuant to Section 5(i) of the Underwriting Agreement, dated December 18, 2009 (the “Underwriting Agreement”), among the Company, Morgan Stanley & Co. International plc and Citigroup Global Markets Inc., as Managers of the several underwriters named in Schedule I attached thereto, hereby certify that I am familiar with the accounting, operations, records systems and internal controls of the Company, I have participated in the preparation of the Registration Statement, I have reviewed the disclosure in the Registration Statement, and I have performed the following procedures on the financial and operating information and data identified and circled by you in the Preliminary Prospectus Supplement attached hereto as Annex A, Final Prospectus Supplement attached hereto as Annex B and other documents attached hereto as Annex C, as applicable.
     I further certify the accuracy of certain operating data and other data circled by you in Annex A, Annex B and Annex C based on corresponding data and other records maintained by the Company.
     Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Underwriting Agreement.
(Signature Page follows)

A-1

EXHIBIT B
FORM OF LOCK-UP LETTER
December 18, 2009
Morgan Stanley & Co. Incorporated
     1585 Broadway
     New York, New York 10036
Citigroup Global Markets Inc.
     388 Greenwich Street
     New York, New York, 10013
for themselves and as the Managers of the several underwriters named in Schedule I to the Underwriting Agreement referred below
Ladies and Gentlemen:
     The undersigned understands that the Managers propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with LDK Solar Co., Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters (the “Underwriters”), including Morgan Stanley & Co. Incorporated, of up to 16,520,000 American Depositary Shares (the “ADSs”) representing up to 16,520,000 ordinary shares of the Company, par value US$0.10 per shares (the "Ordinary Shares”).
     To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Managers on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or ADSs beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Ordinary Shares or ADSs, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or ADSs, or (3) publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of Ordinary Shares, ADSs or such other securities, in cash or otherwise.
     The foregoing sentence shall not apply to (a) the pledge by LDK New Energy Holding Limited (“LDK New Energy”) of additional Ordinary Shares (including Ordinary Shares represented by ADSs) pursuant to margin call requirements under Mr. Xiaofeng Peng’s Rule 10b5-1 plan and a credit agreement dated as of September 25, 2009 among LDK New Energy, Mr. Xiaofeng Peng, Best Solar Co., Merrill Lynch (Bermuda) Services Ltd. and other parties, provided that the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) pledged under the agreements described above, including pledge of additional Ordinary Shares (including Ordinary Shares represented by ADSs) permitted under this clause (a), does not exceed 56,500,000 Ordinary Shares (including Ordinary Shares represented by ADSs); (b) the issuance by the Company of Ordinary Shares or ADSs upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Prospectus, of which the underwriters have been advised in writing; or (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares or ADSs, provided that such plan does not provide for the transfer of Ordinary Shares or ADSs during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company. In addition, the undersigned agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares, ADSs or any security convertible into or exercisable or exchangeable for Ordinary Shares or ADSs. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Ordinary Shares or ADSs except in compliance with the foregoing restrictions.
     If: (1) during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period; the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
     The undersigned shall not engage in any transaction that may be restricted by this agreement during the 34-day period beginning on the last day of the initial restricted period unless the undersigned requests and receives prior written confirmation from the Company or the Managers that the restrictions imposed by this agreement have expired.
     The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.
     Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.
(Signature page to follow on the next page)

     IN WITNESS WHEREOF, the undersigned has hereunto executed this letter.

Very truly yours,

(Name)

(Address)